EXHIBIT 99.1

Evaxion’s AI-Immunology™ platform demonstrates 86% vaccine target precision in phase 2 personalized cancer vaccine trial

  New phase 2 data from personalized cancer vaccine EVX-01 demonstrates a record-high rate of vaccine targets triggering a tumor-specific immune response
  The results reinforce that Evaxion’s pioneering AI platform, AI-Immunology™ accurately identifies and selects the most relevant vaccine targets
  Data will be presented at the American Association for Cancer Research (AACR) Annual Meeting

COPENHAGEN, Denmark, April 17, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI-Immunology™ platform, announces new data demonstrating that AI-Immunology™ identifies and selects the most therapeutically relevant vaccine targets. The data will be presented at the AACR Annual Meeting in San Diego, California, on April 22, 2026.

86% of the vaccine targets included in Evaxion’s personalized cancer vaccine EVX-01 trigger a tumor-specific immune response. This is a success rate much higher than what has been reported for other methods. The high number reflects a broad yet specific immune response, increasing the likelihood of strong anti-tumor effect and positive clinical outcomes.

“We are delighted with the data demonstrating again the unique capabilities of AI-Immunology™ in identifying and selecting relevant vaccine targets. This is a further validation of the platform as an effective tool for developing potentially transformational treatments of cancer and other diseases,” says Bigitte Rønø, CSO of Evaxion.

Encouraging data
In addition to the 86% success rate, the new data set includes two-year analysis showing durable vaccine-specific immune responses following EVX-01 administration. Notably, high de novo responses (86%) were observed, meaning the vaccine gives rise to a high number of novel tumor specific T cells. This potentially increases the vaccine’s tumor killing ability.

Further, a positive correlation between vaccine target AI-prediction scores and the magnitude of the immune responses was demonstrated, underlining the predictive power of AI-Immunology™.

The new data stems from the phase 2 trial investigating EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with advanced melanoma. Each patient enrolled in the trial received a unique vaccine designed and manufactured based on their individual biology. KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

The trial has already yielded encouraging two-year clinical data, including a 75% Objective Response Rate. Its one-year extension was successfully completed earlier this month with three-year clinical data expected to be presented in the second half of 2026.

AACR presentation details
Abstract title: AI-designed personalized neoantigen vaccine, EVX-01, induces durable de novo T-cell responses in advanced melanoma patients
Poster#: 7741
Session category: Clinical research
Session title: Immune response to therapies
Location: Poster section 42
Date/Time: April 22, 2026, at 9am-12pm CST/16-19 CET
Presenter: Mads Lausen Nielsen, PhD, Project Manager at Evaxion

About EVX-01
EVX-01 is a personalized peptide-based cancer vaccine intended for first-line treatment of multiple advanced solid cancers. It is Evaxion’s lead clinical asset.

Designed with our AI-Immunology™ platform, EVX-01 and is tailored to target the unique tumor profile and immune characteristics of each patient. It engages the patient's immune system to fight off cancer by mounting a targeted response against tumors.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.